Mondee Holdings, Inc.

10800 Pecan Park Blvd.
Suite 315

Austin, Texas 78750

VIA EDGAR

September 7, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Tim Levenberg

Re:	Mondee Holdings, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed July 22, 2022

File No. 333-266277

Dear Mr. Levenberg:

Mondee Holdings, Inc., a Delaware Corporation (the “Company,” “we,” “our” or “us”), hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated August 17, 2022, regarding the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed with the Commission on July 22, 2022 (the “Registration Statement”). For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold, and have followed such comment with the Company’s response. Concurrently with the transmission of this letter, we are publicly filing Amendment No. 2 to the Company’s Registration Statement with the Commission through EDGAR (the “Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. All page references in the responses set forth below refer to page numbers in the Amended Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1 Filed July 22, 2022

Prospectus Cover Page, Page 0

1.	Disclose the per-security price that the selling securityholders paid for each security (including common stock, warrants, or units overlying such securities) which you identify in the first paragraph as being registered for resale.

The Company respectfully advises the Staff that it has revised disclosure on the cover page of the Amended Registration Statement in response to the Staff’s comment.

2.	Disclose the exercise price of the warrants compared to the current market price of the underlying Class A common shares. You state that the warrants are out the money, so please also disclose in the prospectus summary, risk factors, MD&A, and use of proceeds sections the likelihood that warrant holders will not exercise their warrants and that cash proceeds associated with the exercises of the warrants are dependent on the stock price.

U.S. Securities & Exchange Commission

September 7, 2022

The Company respectfully advises the Staff that it has revised disclosure on the cover page and pages 12, 45, 49 and 54 of the Amended Registration Statement in response to the Staff’s comment.

3.	We note the significant number of redemptions of your Class A common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. Please also disclose that most of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the Class A common stock.

The Company respectfully advises the Staff that it has revised disclosure on the cover page and page 47 of the Amended Registration Statement in response to the Staff’s comment.

Risk Factors

If we fail to comply with the listing requirements of Nasdaq, we would face possible delisting, page 44

4.	Please provide updated disclosure regarding the status of the possible delisting of your securities.

The Company respectfully advises the Staff that it has revised disclosure on page 44 of the Amended Registration Statement in response to the Staff’s comment.

Risk Factors

The securities being offered in this prospectus represent a substantial percentage of the outstanding New Mondee Common Stock, page 46

5.	Revise to disclose in the penultimate paragraph the precise purchase price of the securities being registered for resale and that even though the current trading price is below the SPAC IPO price, the private investors could have an incentive to sell because they will still profit on sales because of the lower price at which they purchased their shares.

The Company respectfully advises the Staff that it has revised disclosure on pages 47 and 48 of the Amended Registration Statement in response to the Staff’s comment.

6.	We note the disclosure that you may choose to release one or more Selling Securityholders from the applicable lock-up periods, if you determine it is in your stockholders’ and your best interests, which would allow for earlier sales of shares of New Mondee Common Stock in the public market, which could have a negative impact on the price of New Mondee Common Stock. As appropriate, please update your disclosure to disclose whether you have released one or more Selling Securityholders from the applicable lock-up periods.

The Company respectfully advises the Staff that it has revised disclosure on pages 44 and 48 of the Amended Registration Statement in response to the Staff’s comment.

U.S. Securities & Exchange Commission

September 7, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 66

7.	Please update the financial information here, and other relevant portions of your filing, to include the interim financial statements for the six months ended June 30, 2022.

The Company respectfully advises the Staff that it has revised disclosure on pages 76-79, 85-86, F-2 to F-23, and F-47 to F-68 of the Amended Registration Statement in response to the Staff’s comment.

8.	You disclose at page 82 that you believe that current cash and cash equivalents, as well as the proceeds from the Business Combination will be sufficient to fund your operations for at least the next 12 months. In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A common stock, update your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

The Company respectfully advises the Staff that it has revised disclosure on pages 70-71 and 84 of the Amended Registration Statement in response to the Staff’s comment.

9.	Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock. Your discussion should highlight the fact that your CEO Prasad Gundumogula controls 83.1% of the outstanding shares, and upon expiration of certain lock-up restrictions entered into in connection with the Business Combination that will expire six months following the Business Combination, will be able to sell any or all of such shares for so long as the registration statement of which this prospectus forms a part is available for use.

The Company respectfully advises the Staff that it has revised disclosure on page 70 of the Amended Registration Statement in response to the Staff’s comment.

General

10.	Revise your prospectus to disclose the price that each selling securityholder paid for the Class A common stock and warrants being registered for resale. Highlight any differences in the current trading price, the prices at which that the selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Please also disclose the potential profit the selling securityholders will earn based on the current trading price.

The Company respectfully advises the Staff that it has revised disclosure on the cover page and pages 2, 4, 45, 46, 47 and 48 of the Amended Registration Statement in response to the Staff’s comment.

U.S. Securities & Exchange Commission

September 7, 2022

We thank the Staff for its review of the foregoing and Amended Registration Statement. If you have further comments, please feel free to contact to our counsel, Michael S. Lee, at michael.lee@reedsmith.com or by telephone at (212) 549-0358.

Sincerely,

/s/ Prasad Gundumogula
Prasad Gundumogula
Chief Executive Officer
Mondee Holdings, Inc.

cc:

Michael S. Lee, Lynwood E. Reinhardt, Panos Katsambas, Reed Smith LLP